INVEST IN **OBERIT**

The Incentive Based App That's 3x More Effective At Treating Addiction & Mental Health Long-Term



Oberit
2,500% revenue growth
450K raised
37,000 lives changed

getoberit.com Saratoga CA



LEAD INVESTOR

Phillip Rodger

As someone who's been on their own recovery journey, I can't stress enough how important Oberit's personalized, incentive-based AI solution for addiction is for individuals seeking lasting recovery. I've experienced firsthand the devastation addiction can cause, and that's why I wholeheartedly support Oberit's mission. By integrating vital biomarkers and behavioral science, Oberit is creating a unique way to motivate positive attitudes and daily habits, making the recovery process more rewarding and sustainable. What really stands out to me is Oberit's commitment to building upon traditional recovery techniques while challenging outdated misconceptions about addiction. I've witnessed Will's (founder, CEO) inspirational journey over the past few years, and with his exceptional team, innovative technology, and promising financials, I firmly believe that investing in Oberit is not just a smart choice but a meaningful way to contribute to a brighter and healthier tomorrow for individuals and communities alike. Count me in, as I see great potential for both promising returns and positive impact.

Invested $50,000 this round & $325,000 previously

Highlights

1. ✨ 37k new users in first 12 months | hundreds of 5 star ratings
2. Raised $450k funding from Angel Investor & Limitless Ventures
3. ✅ Revenue Generating $175k in 2023 to date
4. ⚡ Customer acquisition cost is ($2.78) 10x less than industry average
5. ❤️ Week 1 Retention is 20% higher than category avg
6. The wellness market is expected to reach $7 Trillion in 2025
7. Team of prominent leaders, advisors, and doctors in the recovery and health tech space
8. 🤝 Partnerships secured with 100+ key brands (Oura, Olipop, Liquid IV, Thorne, Tenzo Tea, & more)



Our Team

Will House Founder

20 yrs software sales leadership in US & UK Markets 4 Big Tech Firms, 4 Start-ups w/2 exits 7+ Years Recovery Experience

Ryan Hampton Health Advisor

Former White House Staffer, Core Team Member of the U.S. Surgeon General's inaugural addiction report, Crafted legislated sections, Acclaimed Writer, Addiction Recovery Leader & Mobilize Recovery event organizer.

Alex Cahana, MD HealthFi Advisor

Blockchain Expert in Healthcare for the United Nations, Advisor at Publicly Listed ARK Investment Management. Venture Partner at Impact Room, and Board Member of Adanian Lab & Limitless Ventures.

David Awadalla Recovery Advisor

Public Health Advisor at SAMHSA who spearheaded projects supported by President Biden. Trained and supported federal agencies at ICF International, including the CDC, HUD's Pilot Recovery Program, and the Michigan Department of Health.

Joe Booth Program Director



13 Yrs Software Enablement & Training Executive Founder of Become by Oberit (Formerly Class Five Mind) Nutritional Psychology Certified (CNP) PSIA - AASI Professional Ski Instructors of America - American Association of Snowboard Instructors.



Dr Calvin McGinn Clinical Advisor

Over 40 Years in Biopsychosocial Medicine & Co-Founder of Compris. Served as Director of Behavioral Sciences & State Trainer for the National Alliance on Mental Illness. International Public Speaker on Addiction & Recovery.



Christian Pusateri Web3 Advisor

Founder of Mind Network, successfully applied Web3 in Cryptography, received immediate attention from Arweave, Binance, Chainlink.

The Problem:

There's a mental health & addiction crisis **exploding** across the world, and it's only getting **worse**.

Over 1.5B+ people globally (1 in 5) are suffering from addiction or mental health issues, and these numbers are rapidly increasing following COVID-19, inflation, recession, and layoffs. This increase in addiction is devastating lives and hurting the economy.

To make things worse, there is a severe lack of easy access to adequate, low-cost treatment resources and innovative proven long-term recovery approaches.

Many treatment centers and programs are outdated, ineffective, shame-based, & expensive. Using these ineffective programs, over **90% relapse** in the first year.

There are three lifestyle choices responsible for diseases that cause more than half of the world mortality.

1. Smoking, Alcohol, & Drugs

2. Poor physical activity

3. Poor nutrition

This has to change, and we have the solution.

The Solution:

Gamifying and incentivizing healthy habits has **Proven** 3x **MORE** effective in treating addiction.

We created an app that eliminates destructive habits by rewarding users with "Oberit Coins" for taking daily actions needed to achieve a healthier lifestyle. Users can then use these coins to claim free products and exclusive discounts from top-rated brands to support their wellness journey.

By gamifying the experience users have fun, want to continuously use the app, and get a positive rush out of winning, **effectively swapping a negative behavior for a positive behavior** that leads to a healthy life.



This type of positive reinforcement is called "*Contingency Management*" and the results have been drastic:



Our Approach Works
270%
Improvement in drug abstinence rates
300%
Increase in quitting smoking rates
40%
Reduction in monthly drinks

Oberit has a truly unique selling point that surpasses all its competition. Not only does Oberit help curb addiction, but it also utilizes **Artificial Intelligence** (AI) to proactively break addictive behavior patterns. In the near future, the data-driven AI will be able to proactively detect when a person is off-course and provide relapse intervention, which can guide a person in the right direction, notify family, doctors, and others to provide support and assistance.

INVEST NOW



Timing is everything... & we're at the center of all the growth
Advances in Science
Neuroscience research emphasizes reward related mechanisms for mental health
Health Products
New markets for product & services that support wellness minded people. For example, alcohol free products grew 350% in 2021
Digital Health Demand
Mobile apps & devices
Supporting commerce platforms
New revenue models
Coupon Commerce
Discount coupons up 65% by 2025 making products more accessible than ever.
"10 App Categories That Will Dominate 2022 and Beyond, #1 medical apps, #2 health and wellness apps" - Buildfire.com

Global surveys reveal that wellness is a top priority for people worldwide and despite an uncertain economy, consumers continue to increase their spend on health and well-being

The Product:

An intuitive and user friendly app that excels in user retention and engagement.

Oberit was meticulously designed with the user in mind, ensuring an easy and motivating experience that encourages users to return consistently for the positive feelings it evokes each day and the helpful content to overcome negative behaviors.

Key sections:

- **Marketplace:** Where users can exchange "Oberit Coins" earned for free items or exclusive discounts.
- **Self-investing:** Where users can track their daily and weekly progress which includes their daily intentions, exercise, sleep, diet, priorities, days sober, and more.
- **Positive Mindset Priming for the day:** Set daily intentions, affirmations, gratitude and priorities to positively shift the mindset and reinforce healthy behavior.
- **Learn-to-earn:** Our education section provides online course content to learn about a variety of subjects that propel them toward success. These include, but are not limited to, topics like meditation and the brain, how to be proactive, how to be resilient, optimizing their consciousness to perform at their best, and the power of self-awareness.

The Oberit app incentivizes people to:
Oberit



Be
healthier individuals



But that's not all, we have more features to improve the user experience and build a strong community.

- Daily notifications and reminders have **increased app retention by 300%**

- **Acquisition of the "Become Program"** in July 2022 which incorporates group meetings, a group channel, masterclasses, guided meditations, meetups, and an extra level of support to build a community.

Integration with wearable devices to sync and earn rewards for daily positive actions. Currently, we integrate with **Fitbit**, **Google Fit**, **Apple Health**, **Oura**, and more coming soon.



The **proof** is in our **traction.**

In a short period, we have achieved impressive numbers, showcasing the profound impact we are making in the lives of our users. This success has attracted interest from angel investors and a private equity firm, Limitless Ventures, which have invested **$450,000** in our company.

INVEST NOW

Our impressive customer acquisition cost (CAC) of $2.78 on average showcases our *cost-efficient strategies* in reaching and attracting users to our platform. See the results for yourself:

Key Metrics

37,000 NEW USERS	**2,500%** INCREASE IN REVENUE	**$2.78** CUSTOMER ACQUISITION COST
300% INCREASE IN RETENTION	**100+** BRAND PARTNERS	**14%** CONVERSION IN OUR IN-APP MARKETPLACE



The market is experiencing **explosive growth.**

The urgency in our mission cannot be overstated, as the devastating impact of mental health and addiction continues to affect 1 in 3 American lives. Oberit is poised to make a significant impact in this landscape, especially considering that **the worldwide market is projected to reach $7 trillion by 2025.**


Massive Wellness & Recovery Market
US$ billions
$263.3
$230.9
$72.0
$16.9
Healthy Eating, Nutrition, & Weight Loss
Personal Care & Beauty
Physical Activity
Mental Wellness
Workplace Wellness
Substance Use Disorder
Oberit
TAM: Wellness Industry $1.3T
SAM: Digital Fitness & Well-Being Apps $3.3B
SOM: Mental Health & Wellness App spend $848m
Market Share: $17m by 2025

The business model & **revenue** streams.

Oberit has multiple streams of revenue to sustain its growth and reach our goal of **$10M+ ARR (Annual Recurring Revenue) by 2026.** We plan to do this through paid subscriptions, marketplace ad listings and sponsors, referral partners, and data exchange partnerships.

In July 2022, we acquired the 'Become Program,' this acquisition provides additional revenue while helping us achieve our vision of preventing relapse. It incorporates group meetings, a group channel, masterclasses, guided meditations, meetups, and an extra level of support to build a community.


Business Model & Monetization Methods
Oberit
$10M+ ARR via 3m Subscribers by 2025
20%
20%
60%
Paid Subscriptions
Rewards Marketplace
Paid Ads
Premium Subscriptions:
Oberit App
Become Program
Marketplace Fees:
Ad Listings
Sponsors
API Partners
Referral Partner Fees
Data Exchange Partnerships:
Health insurance, lifestyle brands.
NFT "Rewards Badges" Trading Fees

Note: future projections are not guaranteed


Marketplace Partners
Revenue from 100+ marketplace partners & sponsors.
100's of brand ambassadors.
And growing weekly
INSTYLER
FDC
MERIDIAN
HEYDAY
become by oberit
OLIPOP
DIFF
Hydralyte
TENZO TEA
beam
DAILY BURN
DOORDASH
Breathwrk
LUMIN

10X Higher app retention than industry average.

One of our top priorities has been to increase user retention. Over the last 12 months, we've steadily climbed to the top of the ***75th percentile in the Health & Industry category*** on the entire Apple App Store. That's 10X higher than the average, only the best apps reach this level of engagement.

APP RETENTION IS RISING



100%
75%
50%
25%
0%
Retention
22%
32%
55%
55%
60%
March
April
May
June
July
Month

The **Future** is bright and new things are coming.

We have a lot planned in the future to grow Oberit into a powerhouse for recovery and wellness. Here are a couple of the things we have planned:

1. User data will be shareable with accountability partners such as therapists, doctors, partners, friends, or support groups to track progress and build trust.
2. Food scanning will assist users in choosing healthy options, enhancing their well-being.
3. We will establish tighter integrations with strategic wearable partners to track daily performance and increase referrals.
4. Community-based features will drive even higher engagement.
5. AI will analyze data from wearable devices to provide personalized recommendations based on users' behaviors.
6. Most importantly, an AI coach will guide users through the rehabilitation process and help them stay on track—a ChatGPT for recovery.

Invest now and **score exclusive** perks.

On top of becoming an investor and joining us on our mission to help prevent relapse you can also get additional investor perks. If you or someone you know is struggling, you can use or gift them a subscription.



INVEST
$250+
Oberit premium 1 year membership + 250 reward tokens

INVEST
$500+
Oberit & Become premium 1 year membership + 250 reward tokens

INVEST
$1,000+
Oberit & Become premium **lifetime** membership + **1,000** reward tokens

INVEST
$10,000+
Oberit & Become premium **lifetime** membership + **10,000** reward tokens

Proven, developed, and ready to **scale**.

Today, Oberit is not just another app in development, it has been funded, developed, and rigorously tested by individuals who have experienced their own journeys of recovery. Our primary objective is to empower people to become their best selves and prevent mental health relapses. We are driven by a mission to prove that modern rewards and incentives yield better behavioral outcomes than the outdated practices of shame and punishment.

We hope you become an investor and see the greatness of investing in a great company fulfilling a powerful mission.

INVEST NOW